VIA EDGAR

March 11, 2022

Mr. Perry Hindin

Special Counsel, Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southwest Gas Holdings, Inc.

Preliminary Proxy Statement on Schedule 14A filed by Carl C. Icahn, Icahn

Partners LP, Icahn Partners Master Fund LP, et al.

Filed on February 15, 2022

File No. 001-37976

Dear Mr. Hindin:

On behalf of Carl C. Icahn, Icahn Partners LP, Icahn Partners Master Fund LP and the other parties (the “Icahn Parties”) named in the preliminary proxy statement on Schedule 14A filed on February 15, 2022, relating to Southwest Gas Holdings, Inc., we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) set forth in the Staff’s February 28, 2022 letter. For ease of reference, the Staff’s comments are set forth in italic type immediately before the Icahn Parties’ response below.

Preliminary Proxy Statement on Schedule 14A filed February 15, 2022

Letter to Stockholders, page i

1.

Disclosure indicates that “[a]lthough it is believed the closing of the Icahn tender offer has been structured to not require governmental or regulatory approvals, consents, clearances or waivers, in the event it is determined that such regulatory approvals are required to close the Icahn tender offer prior to the Annual Meeting, then it may be necessary for the Icahn Nominees not to be seated on the Board until such time as the applicable approvals, consents, clearances or waivers have been obtained.” Please revise the disclosure to provide a complete discussion of the regulatory approvals required, whether IEP Utility has filed applications for such regulatory approvals or has engaged in any discussions with the relevant regulatory authorities regarding the Trust structure, the status of such applications as of the most recent practicable date and when the Participants plan to disclose whether the Icahn Slate will be permitted to be elected to

Corby.Baumann@ThompsonHine.com Fax: 212.344.6101 Phone: 212.908.3933

the Board. Please also supplement the disclosure to provide support for the belief that the closing of the Icahn tender offer has been structured to not require governmental or regulatory approvals, consents, etc.

RESPONSE: In response to the Staff’s comment, the Participants will include additional disclosure on the tender offer and related matters in its proxy statement, which disclosure will be substantially in the form attached hereto as Exhibit A.

Background of the Solicitation, page 4

2.

Page 7 indicates that on January 17, 2022, the Company corresponded with the office of Mr. Icahn indicating that it intended to shortly issue letters to each of the Icahn Nominees requesting an interview. Please revise this paragraph to disclose, if true, that the Company invited each of the Icahn Nominees to be interviewed by members of the Nominating and Corporate Governance Committee of the Board. Please also disclose whether the Icahn Nominees have responded to such invitation.

RESPONSE: We respectfully advise the Staff that the Participants intend to revise the disclosure on page 7 to reflect the following:

“On January 17, 2022, the Company corresponded with the office of Mr. Icahn indicating that it intended to shortly issue letters to each of the Icahn Nominees requesting an interview. On January 20, 2022, the Company mailed a letter to each of the Icahn Nominees requesting an interview with each nominee. The Company did not seek to contact the nominees by phone or email, but instead chose to mail each nominee a letter over two months after receiving the nomination notice that included such nominees from Icahn Partners. None of the Icahn Nominees has responded to, or participated in, interviews with the Company’s Nominating and Corporate Governance Committee.”

Nominee Agreements, page 17

3.	Disclosure here references the payment of “certain fees” to Icahn Nominees “in certain circumstances.” Please revise to explain in greater detail these fees and circumstances.

RESPONSE: In response to the Staff’s comment, the Participants intend to revise the disclosure on page 17 of the proxy under the heading “Nominee Agreements” by deleting it in its entirety and replacing with the following:

“Except for the nominee agreements described below, there are no understandings or arrangements between any of the Icahn Nominees or any other person pursuant to which the nominations are to be made by the Participants. Pursuant to nominee agreements entered into by each of the Icahn Nominees with Icahn Capital, an affiliate of Icahn Partners, Icahn Capital has agreed to indemnify such Icahn Nominee with respect to all losses, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including reasonable attorneys’ fees, costs, expenses and disbursements incurred by such Icahn Nominee) in connection with (i) the proxy contest relating to the Annual Meeting or a special meeting called for the election of

2

directors or (ii) such Icahn Nominee being called to testify or give a deposition in any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof, relating to such nominee’s role as a nominee for director of the Company (whether or not such Icahn Nominee is a party or is threatened to be made a party to such proceeding). The indemnification provisions of the nominee agreements cover a nominee’s service as a nominee and not, if elected, as a director of the Company. None of the Icahn Nominees is entitled to the payment of any fees from any of the Icahn Participants in respect of such nominee agreeing to serve as an Icahn Nominee. Additional information concerning the Icahn Nominees is set forth in Annex I to this Proxy Statement.”

Proposal 2: Resolution to Call a Special Meeting, page 19

4.

With a view towards improved disclosure, please advise how Proposals 1 and 2, if approved, would be implemented in the event the Participants determine that governmental or regulatory approvals, consents, clearances or waivers are required. For example, explain how, following approval of Proposals 1 and 2, the Icahn Nominees would not be seated on the Board until such time as the applicable approvals, consents, clearances or waivers have been obtained and how, if true, the incumbent directors would continue to serve following the election of the Icahn Nominees at the Annual Meeting. Please advise whether, under the Company’s organizational documents and Delaware General Corporation Law, stockholders can use a special meeting to elect a new board of directors without first removing the incumbent board.

RESPONSE: We advise the Staff that the Special Meeting Proposal is intended to address a limited factual situation where (i) one-third (1/3) of the Shares issued and outstanding as of the record date for the Annual Meeting vote in favor of the Special Meeting Proposal, (ii) the Icahn Nominees receive the necessary votes to be elected to the Board, and (iii) such Icahn Nominees are not able to be seated as directors due to a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority of agency that remains in effect at the time of the Annual Meeting and that prevents the Icahn Nominees from being seated at the Annual Meeting. As of the date hereof, we are not aware of any regulatory approval that is required to be obtained in order to seat the Icahn Nominees and we are not aware of any injunction or other order that would prevent the seating of the Icahn Nominees if such nominees were elected at the Annual Meeting. On behalf of the Participants, we confirm that if the Icahn Nominees are unable to be seated because there is a required regulatory approval, injunction or other that prevents the Icahn Nominees from being seated, then the Company’s existing directors would continue in place until such time as their respective successor is seated. As more fully discussed in our responses to comments 6, 7, 8 and 9 below, we note that the stockholders of the Company may use a special meeting to elect a board of directors.

5.

Disclosure states that Proposal 2, if approved, would require that the Board put forth at such special meeting “any matters that may be required” to provide for the election of the Icahn Nominees following the satisfaction of the regulatory approvals. Please revise the disclosure to describe such matters and why the Participants believe such matters would be legal under the Company’s organizational documents and Delaware General Corporation Law.

3

RESPONSE: We advise the Staff that under the Company’s bylaws (the “Bylaws”), there are only two requirements to properly bring business before a meeting: (i) the submitting stockholder must be “a stockholder of record” and (ii) the submitting stockholder must “compl[y] with the procedures” set forth in Section 2.10(b) of the Bylaws. Icahn Partners LP is the record holder of Shares and has complied with the “procedures” set forth in Section 2.10(b). The Company has not disputed this and has instead rejected the proposal due to an objection to its content, which is not a basis for rejection of a stockholder proposal under the Bylaws. Further, as more fully described below, Section 2.3 of the Bylaws expressly permits stockholders to call a special meeting “for any purpose or purposes.” There is no dispute that Icahn Partners LP complied with each of these requirements in the Bylaws in submitting the Special Meeting Proposal to the Company. Nevertheless, the Company refuses to permit stockholders to vote on the Special Meeting Proposal, contending that the content of the proposal is somehow improper.

We direct the Staff to the Company’s preliminary proxy statement filed with the SEC on February 28, 2022, in which the Company states without support or argument that the “Company has rejected the Special Meeting Proposal, on the basis that it is illegal under Delaware law as well as not permitted by the Company’s organizational documents.” To date, the Company has not provided any specific arguments or support of its rejection of the Special Meeting Proposal to its stockholders. Accordingly, we do not believe an extensive discussion of the legal basis for the Special Meeting Proposal would be beneficial to the stockholder’s decision on how to vote in respect of such proposal—particularly as the Company has failed to provide any explanation for its conclusory statement that it is “illegal.”

6.

It is our understanding that the Company’s charter states that only the Board, and not stockholders, can fill vacancies created by the removal of a director. If true, please advise, with a view towards revised disclosure, how such vacancies could be filled by stockholders.

RESPONSE: We respectfully advise the Staff that the proposal does not seek to remove directors and thus does not contemplate the creation of vacancies. Rather, directors’ terms end automatically when their successors are elected and qualified. Section 141(b) of the DGCL states that “Each director shall hold office until such director’s successor is elected and qualified or until such director’s earlier resignation or removal.” In other words, the DGCL expressly recognizes that removal is just one of the means by which a director’s term ends. The other is the election and qualification of a successor. The incumbent directors’ terms will automatically end when their successors are “elected and qualified.” According, there will be no vacancies to fill.

7.

It is our understanding that the Company’s bylaws require that a definite “time” be stated for the proposed special meeting. Please advise, with a view towards revised disclosure, how Proposal 2’s statement that the special meeting will be held “no later than 45 days following the date of receipt of all required governmental or regulatory approvals” is consistent with such bylaws.

RESPONSE: There are only two requirements to properly bring business before a meeting under the Bylaws: (i) the submitting stockholder must be “a stockholder of record” and (ii) the submitting stockholder must “compl[y] with the procedures” set forth in Section 2.10(b) of the Bylaws. As noted above, Icahn Partners LP is the record holder of Shares and has complied with the “procedures” set forth in Section 2.10(b). The Company has not disputed this and has instead

4

rejected the proposal due to an objection to its content, which is not a basis for rejection of a stockholder proposal under the Bylaws. Section 2.3 of the Bylaws requires only that “the time, place, and the purpose of such meeting” be stated; there is no requirement to state both the “date” and the “time.” The Company, in the pleadings it has filed with the Court of Chancery in the State of Delaware, recognizes that the word “time” refers to the date of the meeting and does not argue that it refers to the specific hour of the day. Section 2.3 of the Bylaws does not qualify the word “time”—even though it easily could have, such as by stating that a call for a special meeting must provide a “date certain” or specify a “definite date” for the meeting. Accordingly, the Special Meeting Proposal complies with this requirement by stating that the special meeting shall be held “no later than 45 days following the date of receipt of all required governmental or regulatory approvals.”

8.

It is our understanding that the Company’s bylaws require that a petition to call a special meeting of stockholders be in writing, be signed by the person or persons making the petition and be delivered to the Company’s secretary. Please advise how Proposal 2 would satisfy any of these requirements.

RESPONSE: We respectfully advise the Staff that all of the materials to call the special meeting will be signed, in writing, and delivered to the Secretary of the Company. Specifically, the materials that will be delivered will include written proxies signed by the registered holders voting on the Special Meeting Proposal, the custodian banks and brokers who hold Shares for beneficial owners, and/or proxy agents for the custodians. In the event that these materials reflect that one-third of the Shares issued and outstanding as of the record date have voted in favor of the Special Meeting Proposal, then these materials—all of which will be signed and in writing—will be delivered to the Secretary. Accordingly, each of the requirements of Section 2.3 of the Bylaws is satisfied.

9.

Please provide an update regarding recent litigation between the Company and the Participants regarding the legality of Proposal 2. If the court were to determine that Proposal 2 may not be considered at the 2022 Annual Meeting, please describe, with a view towards revised disclosure, the consequences if, as of the date of the Annual Meeting, the required regulatory approvals had not been obtained. For example and so that stockholders can make a fully informed voting decision, please advise, with a view towards improved disclosure, what would happen to stockholders’ proxies in such a scenario and whether IEP Utility would continue to condition the tender offer on the election of a majority of the Icahn slate.

RESPONSE: We advise the Staff that a hearing is currently set for March 15, 2022, with respect to the pending litigation brought by Icahn Partners LP and Icahn Partners Master Fund LP in the Court of Chancery in the State of Delaware against the Company and its directors. At or after that hearing, the Court of Chancery will determine the Company’s motion for summary judgment seeking dismissal of the claims relating to the special meeting proposal on the ground that the proposal fails to comply with Delaware law and/or the Company’s governing documents. To the extent the Court of Chancery determines that the Special Meeting Proposal may not be considered, then the Participants would update their proxy card (and proxy statement) to remove the Special Meeting Proposal.

5

We do not believe that there are any regulatory approvals required relating to the election and seating of the Icahn Nominees provided that such directors were validly elected. However, as there is no specific precedent that addresses this particular issue in Arizona, California or Nevada, the Participants have included the Special Meeting Proposal in the event that there is change or clarification in applicable law that such approvals are required prior to seating any such directors or an injunction or order prevents the Icahn Nominees from being seated. We note that the Special Meeting Proposal is specifically intended to address the limited situation where the Icahn Nominees have been elected by the Company’s stockholders but may not be seated, such that the calling of a Special Meeting as soon as practicable following the receipt of any such approvals facilitates the will of the Company’s stockholders. Without the Special Meeting Proposal, it is possible that the Icahn Nominees, while validly elected but not able to be seated, would not be seated until the Company’s 2023 annual meeting, if ever. We note that Section 2.3 of the Bylaws expressly permits stockholders to call a special meeting “for any purpose or purposes.”

With respect to the tender offer condition relating to the election of a majority of the Icahn Nominees, we advise the Staff that the Offeror may determine to waive such conditions. However, the tender offer cannot close unless and until the Company’s Board waives the application of the poison pill and Article 7(A) of the Company’s Certificate of Incorporation to the Offer and the Offeror and its affiliates. Without the Company’s Board taking action on the poison pill and Article 7(A), the tender offer will not be able to be closed.

Where can I find additional information?, page 30

10.

Please advise us if the Participants anticipate distributing their proxy statement before the registrant distributes its proxy statement. Given that reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the Participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the Participants understand their obligation to subsequently provide any omitted information in a supplement in order to mitigate that risk to the extent it arises in the context of this solicitation.

RESPONSE: We respectfully acknowledge the Staff’s comment. On behalf of the Participants, we confirm that the Participants will file and distribute their definitive proxy statement after the registrant distributes its definitive proxy statement.

General

Disclosure regarding the potential consequences of a successful consummation of the tender offer, including the possibility of significant ownership of Shares by various Trusts described in Amendment No. 14 to Schedule TO filed on January 26, 2022, appears necessary for Company stockholders to make a reasonably informed voting decision. Please supplement the proxy statement to disclose information similar to that found in Amendment No. 14, including information regarding the Trusts, the Trust structure, the identity and qualifications of the independent third-party trustee(s) and details regarding such trustee’s appointment and compensation. If no independent third-party trustee(s) has been or will have been selected prior to the Annual Meeting please describe the process by which IEP Utility will select such trustee(s).

6

RESPONSE: We acknowledge the Staff’s comment. The Participants will include additional disclosure on the tender offer and related matters in its proxy statement, which disclosure will be substantially in the form attached hereto as Exhibit A.

*****

Please direct any questions to the undersigned at (212) 908-3933 or Todd E. Mason at (212) 908-3946.

Sincerely,

/s/ Corby J. Baumann

Corby J. Baumann

cc:

Jesse Lynn, Esq., Icahn Enterprises L.P.

Todd E. Mason, Thompson Hine LLP

7

EXHIBIT A

THE ICAHN TENDER OFFER

The “Icahn tender offer” or the “tender offer” as used in this Proxy Statement refers to the tender offer (the “Offer”) commenced by IEP Utility Holdings LLC, a Delaware limited liability company (“IEP Utility Holdings” or the “Offeror”), for any and all of the outstanding Shares of the Company, including the associated rights issued in connection with the Company’s adoption of the Poison Pill, at a price of $75.00 per Share in cash. THIS PROXY STATEMENT IS NOT A RECOMMENDATION, AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL SHARES.

The Offer is being made pursuant to the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2021 (the “Offer to Purchase”), the related letter of transmittal (the “Letter of Transmittal”), the Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”), and the Supplement to the Offer, dated December 7, 2021 (the “Supplement to the Offer”), which together with the Offer to Purchase, the Letter of Transmittal, Notice of Guaranteed Delivery, and the other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”. All references to the Offer to Purchase shall be deemed to refer to the Offer to Purchase, dated October 27, 2021, as supplemented by the Supplement to the Offer, and otherwise supplemented, amended and modified to date. The references to “we”, “our” and “us” in this section regarding the Icahn Tender Offer refer to IEP Utility Holdings, the Offeror in the Offer.

The following summary of the terms of the Offer is being provided to the Company’s stockholders in this Proxy Statement for their reference. We urge you to review the Tender Offer Statement and related exhibits that were filed by IEP Utility Holdings with the SEC on October 27, 2021, and the Solicitation/Recommendation Statement with respect to the Offer filed by the Company with the SEC on November 9, 2021, as they may be amended from time to time, because they contain important information that the Company’s stockholders should consider before making any decision regarding tendering their Shares.

Terms of the Offer

Securities Sought:	Any and all of the issued and outstanding Shares. Each Share is comprised of one share of Common Stock, par value $1.00 per share, of Southwest Gas Holdings, Inc., together with one associated Right issued pursuant to the Rights Agreement

Price Offered Per Share:	$75.00 per Share, without interest, net to you, in cash, but subject to any withholding of taxes, for each Share tendered and accepted for payment in the Offer

Scheduled Expiration of the Offer:	12:00 midnight, New York City time, on Wednesday, March 23, 2022, unless extended or earlier terminated in the event that a condition to the Offer becomes incapable of being satisfied

Offeror:	IEP Utility Holdings LLC, a Delaware limited liability company, which is referred to as “IEP Utility Holdings” or the “Offeror”. The Offeror was formed solely for the purpose of making the Offer. To date, the Offeror has not carried on any activities other than those related to its formation and the Offer.

Conditions to the Offer

The Offer is conditioned on, among other things: (i) the Rights Agreement has been validly terminated or the Rights have been redeemed and are otherwise inapplicable to the Offer (the “Poison Pill Condition”); (ii) the Company’s board of directors has waived the applicability of Article 7(A) of the Company’s Certificate of Incorporation to the purchase of the Shares by the Offeror in the Offer (the “Article 7A Condition”); (iii) the Company has not issued, and has not authorized or proposed the issuance of, any equity securities or equity-linked securities, subject to certain ordinary course exceptions, other than pursuant to a rights offering that treats all stockholders equally (the “Equity Condition”); (iv) the receipt of any required governmental or regulatory approvals which, in each case, have not been appealed and are no longer appealable, and do not impose any Burdensome Conditions (as defined below) (the “Regulatory Approval Condition”); and (v) a majority of the members of the Icahn Slate are elected and seated as members of the board of directors of the Company at the Southwest Gas 2022 Annual Meeting or at any subsequently called special meeting for such purpose (the “Board Condition”).

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Offeror’s rights to extend and amend the Offer, the Offeror shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for, Shares tendered, if (i) any one or more of the Poison Pill Condition, the Article 7(A) Condition, the Equity Condition or the Regulatory Approval Condition is not satisfied or waived prior to the expiration of the Offer, or (ii) if at any time prior to the expiration of the Offer any of the following conditions shall occur:

a)

a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Shares by the Offeror; (ii) imposes or confirms limitations on the ability of the Offeror effectively to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Offeror pursuant to the Offer or otherwise on all matters properly presented to the Company’s stockholders; (iii) imposes or confirms limitations on the ability of the Offeror to fully exercise the voting rights conferred pursuant to its appointment as proxy in respect of all tendered Shares which it accepts for payment; (iv) requires divestiture by the Offeror of any Shares; or (v) seeks to impose a Burdensome Condition;

b)

there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States; (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States; (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States; (v) a material change in United States or other currency exchange rates or a suspension or a limitation on the markets thereof; or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

c)

there shall have been threatened in writing, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Shares pursuant to the Offer or otherwise directly or indirectly relating to the Offer;

d)

the Company, or its board of directors or any of the Company’s subsidiary entities or any governing body thereof shall have authorized, proposed or announced its intention to propose any material change to its articles of incorporation or bylaws, any merger, consolidation or business combination or reorganization transaction, acquisition of assets, disposition of assets or material change in its capitalization or indebtedness, or any comparable event not in the ordinary course of business (other than the merger contemplated by the definitive agreement entered into by the Company to acquire Questar Pipelines); or

e)	a tender offer or exchange offer for some or all of the Shares shall have been made or publicly announced or proposed to be made, supplemented or amended by any person other than the Offeror.

For purposes of the Offer, “Burdensome Condition” means (a) any agreement, consent, action, condition, restriction, or other mitigation involving the Company or any of its subsidiaries that would be, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the businesses, assets or financial condition of the Company and its subsidiaries, taken as a whole; or (b) any proffer, consent or agreement by the Offeror or any of its affiliates, including Carl C. Icahn, to (i) prohibit or limit their or his ownership of any portion of their or his respective businesses or assets (without giving effect to the consummation of the Offer), (ii) divest, hold, separate or otherwise dispose of any portion of their or his respective businesses or assets (without giving effect to the consummation of the Offer), or (iii) impose any other limitation on their or his ability to effectively control or operate their or his respective businesses or otherwise affect their or his ability to control their respective operations (without giving effect to the consummation of the Offer).

If, on the Expiration Date, any or all of the Offer Conditions have not been satisfied or waived, the Offeror reserves the right, subject to complying with applicable federal securities laws and the rules and regulations of the SEC thereunder (the “Securities Laws”) and the rules and regulations of the NYSE, to: (i) decline to purchase any of the Shares tendered, terminate the Offer and return all tendered Shares to tendering stockholders; (ii) waive any of the Offer Conditions (subject to the terms of Section 14 of the Offer to Purchase) and purchase all Shares validly tendered;

(iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended (which may delay acceptance for payment of, and the payment for, any Shares); and (iv) amend the Offer, including by increasing the consideration offered, in each case, by giving oral or written notice of such waiver, extension or amendment to the Depositary and making a public announcement thereof. In addition, the Offeror may extend the Offer for any period required by the Securities Laws or the staff of the SEC or as required by applicable law. If any of the conditions to the Offer becomes incapable of being satisfied and such condition may not be waived by the Offeror, then the Offer will not be able to be completed

Regulatory Approval Condition

We are not obligated to purchase any Shares unless we have received any required governmental or regulatory approvals, consents, clearances or waivers which, in each case, have not been appealed and are no longer appealable, and do not impose any Burdensome Conditions (as defined in the Offer to Purchase) on the Offer or the Offeror or any of its affiliates, including the expiration or termination of any applicable waiting period (and extensions thereof) under the HSR Act and any necessary approvals from the appropriate regulatory authorities located in each of Arizona, California and Nevada (collectively, the “Regulatory Approval Condition”).

HSR Act

On November 1, 2021, the waiting period under the HSR Act expired with respect to the Offer. Accordingly, the Regulatory Condition as it relates to the HSR Act has been satisfied.

General – No Approvals Required from Arizona, California or Nevada Prior to Closing

In general, the states of Arizona, California and Nevada have regulations that apply to the change of control of a public utility or regulated utility that falls under the jurisdiction of each such state. Southwest Gas Corporation, a subsidiary of Southwest Gas, is a public or regulated utility that operates in each of Arizona, California and Nevada. Accordingly, the rules and regulations of these states may be applicable to the Offer. As discussed more fully below, of the three states, Nevada has the lowest ownership threshold, which is the transfer of 25% of the common stock of a regulated utility company, that triggers review and approval of the Public Utilities Commission of Nevada. For Arizona and California, the threshold at which the Arizona Corporation Commission or the California Public Utilities Commission, as applicable, is required to review the transaction is closer to 50% or more of the voting stock of an entity that directly or indirectly controls a public utility. The specific rules and regulations of each of these states that may be applicable to the Offer are more fully described below.

Due to the uncertainty regarding the number of Shares that the Offeror may ultimately own following the closing of the Offer, the Offeror has decided to limit the number of Shares that it will take ownership over and control following the closing of the Offer such that the Offeror (and its affiliates) will not control more than 24.9% of the voting power of the Company. Upon the closing of the Offer, the Offeror will be limited to owning 24.9% of the Shares of the Company (that will include the 4.9% of the Shares that are currently owned by affiliates of the Offeror) and all Shares tendered in excess of such threshold will be placed into one or more statutory trusts under Delaware law (each, a “Trust” and collectively, the “Trusts”) and held by such Trust(s) pursuant to the terms of one or more trust agreements (each, a “Trust Agreement” and collectively, the “Trust Agreements”) with independent third-party trustees. Upon the closing of the Offer, if Shares are tendered that would result in the Offeror and its affiliates holding more than 24.9% of the Shares, then all Shares in excess of 24.9% will be transferred to one or more independent Trusts with each Trust being independent of the other trusts and not owning more than 24.9% of all the Shares. As a result of these Trusts, the Offeror (and its affiliates) will not control more than 24.9% of the voting power of the Company no matter how many Shares are tendered into the Offer such that regulatory approval thresholds in Arizona, California and Nevada will not be triggered at the closing of the Offer. Accordingly, there are currently no outstanding required regulatory approvals that must be satisfied prior to the closing of the Offer.

Arizona

Under Arizona law, the organization or “reorganization” of an entity that directly or indirectly controls a public utility is subject to review by the Arizona Corporation Commission (the “ACC”) under the ACC’s Public Utilities Holding Companies and Affiliated Interests Rules (“ACC Rules”). Under the ACC Rules, a “reorganization” includes the “acquisition or divestiture of a financial interest” in an entity that controls a public utility, the merger of an entity that controls a public utility or the reconfiguration of the corporate structure that affects the position of the public utility in the corporate structure. “Control” is considered to be the “power to direct the management policies of an entity”

that directly or indirectly controls a public utility, “whether through ownership of voting securities, or by contract, or otherwise.” ACC Decision No. 58063 (November 3, 1992) identified six situations where the ACC will review a potential organization or “reorganization” of public utility holding company. The acquisition or transfer of more than 50% of the common stock of a public utility holding company would likely be considered to be an organization or reorganization of a public utility holding company subject to ACC review. Therefore, because Southwest Gas Holdings is a public utility holding company, the acquisition or transfer of more than 50% of the issued and outstanding Shares would be subject to oversight by the ACC.

California

In California, an authorization from the California Public Utilities Commission (the “CPUC”) is required before an entity may acquire or control either directly or indirectly any California public utility. Southwest Gas Corporation, a subsidiary of Southwest Gas, is a public utility that is regulated by the CPUC. The CPUC assesses each application on a case-by-case basis. Past decisions have indicated that holding an interest under 30 percent alone would not trigger required approval and that the California Corporations Code definition of “control” at 50 percent is guiding. Under the Public Utilities Code, transactions involving the acquisition or control of a public utility that has gross annual California revenue in excess of $500 million are subject to a different standard of review than transactions involving the acquisition or control of a public utility that has gross annual California revenue of less than $500 million. Southwest Gas Corporation’s California revenues for 2021 were less than $500 million.

Nevada

Under Nevada law, any transaction of a regulated entity or holding company owning or controlling a regulated utility company in which not more than 25% of the common stock is transferred is subject to the review and approval of the Public Utilities Commission of Nevada (the “PUCN”). Southwest Gas is a holding company that owns and controls a regulated utility company operating in Nevada such that the acquisition or transfer of more than 25% of the Shares would be subject to the review and approval of the PUCN.

Trust Structure

In connection with the closing of the Offer, the Offeror will enter into one or more trust agreements (each, a “Trust Agreement” and collectively, the “Trust Agreements”) with independent third-party trustees to form one or more statutory trusts under Delaware law (each, a “Trust” and collectively, the “Trusts”). Upon the closing of the Offer, if Shares are tendered that would result in the Offeror and its affiliates holding more than 24.9% of the Shares, then all Shares in excess of 24.9% will be transferred to one or more independent Trusts with each Trust being independent of the other trusts and not owning more than 24.9% of all the Shares. The Trust will be the record owner of the Shares transferred to the Trust and will be subject to instructions in the Trust Agreement governing the Trust. The Trust Agreements will require that the trustee for each Trust vote the Shares held in such Trust in the independent trustee’s sole and absolute discretion without consultation with the Offeror and its affiliates.

By way of example, if 20% or fewer Shares are tendered into the Offer, then the Offeror would accept such Shares and would not place any Shares into the Trusts as the Offeror would own an aggregate of 24.9% of the Shares when adding the 20% of the Shares acquired in the Offer with the 4.9% of the Shares that the Offeror’s affiliates currently own. However, if 60% of the Shares are tendered into the Offer, the Offeror would retain full ownership and control including voting control of 24.9% of the Shares (comprised of 20% of the Shares acquired in the Offer plus the 4.9% of the Shares that the Offeror’s affiliates currently own), and the remaining tendered shares would be deposited to two Trusts that will collectively own and hold the remaining 40% of the Shares (with neither Trust holding more than 24.9% of the Shares). Effectively, this means that the Offeror and its affiliates will be limited to owning, holding and voting the Shares in an amount equal to 24.9% of the Shares (that includes the 4.9% of Shares currently owned by the Offeror’s affiliates), and any Shares that are tendered into the Offer in excess of the 24.9% threshold will be owned beneficially by one or more Trusts and voted by the trustees thereof, pursuant to the terms of each Trust Agreements, as described below. While the Offeror will be a beneficiary of such Trusts, the actual record ownership of the Shares will be held by the Trusts and voting of the Shares in such Trusts shall be in accordance with the Trust Agreement as outlined below.

Each Trust will be governed by Delaware law and the Trust Agreements entered into between the Offeror (or one of its affiliates) and the trustee for each of the Trusts. Each Trust Agreement will provide the terms on which the relevant Trust will own, hold and vote the Shares held in such Trust. The Trust Agreements will require that the trustee for each Trust vote the Shares held in such Trust in the independent trustee’s sole and absolute discretion without consultation with the Offeror and its affiliates. Accordingly, the trustee of each Trust will have sole voting power with respect to the Shares held in such Trust. Although the Offeror (or one of its affiliates) will be the beneficiary of each

Trust, neither the Offeror nor its affiliates will be able to exercise control over the Shares held in Trust. Should the Offeror ever decide to exercise any voting rights, direction or control over the Shares in the Trusts, the Offeror will be required to file all required applications with any local, state or federal agencies having any jurisdiction over the matter for approval for the exercise of any of such rights or control and shall not be permitted to exercise any of such rights unless or until such approval is obtained (except as provided below). Upon receipt of any necessary regulatory approvals, the Shares held in the Trusts would be transferred to the Offeror or one of its affiliates.

Except for a transfer to the Offeror or one of its affiliates upon receipt of all required regulatory approvals, the Trust Agreements will prohibit the sale, transfer or other disposition of the Shares owned by the Trust until the earlier of: (i) any required regulatory approval is denied or any applicable regulatory authority has indicated that such approval will be denied; (ii) any required regulatory approval is subject to the imposition of conditions that the Offeror (or its affiliate), by written notice to the trustees, has deemed to be unacceptable or any applicable regulatory authority has indicated that such approval will be subject to the imposition of conditions that the Offeror (or its affiliate), by written notice to the trustees, has deemed to be unacceptable, and (iii) two years from the date on which the Shares are placed in the Trusts. The Trust Agreement will also require that Shares may only be sold, transferred or disposed of in open market transactions with third parties who are not affiliated with the Offeror and no single transaction (or series of related transactions) may involve the sale of more than 24.9% of the Shares to any single third party or group of related parties. As a result of these Trust Agreements, the Offeror (and its affiliates) will not control more than 24.9% of the voting power of the Company. The Trusts and the Trust Agreements will not govern the voting or disposition of any Shares that are held by the Offeror (or its affiliates) directly (it being understood that the amount of such Shares will not exceed 24.9% of the overall voting power of the Company).

The Trusts and the Trust Agreements, which will limit the number of Shares that the Offeror and its affiliates are entitled to vote to a maximum of 24.9% of the Shares, allows the Offeror to close the Offer and accept all Shares that are validly tendered and not withdrawn in the Offer, without first obtaining regulatory approvals that may have otherwise been required if the closing of the Offer would have resulted in the Offeror obtaining voting power or control in excess of 24.9% of the Shares.

A form of the Trust Agreement expected to be entered into by the Offeror or one of its affiliates in connection with the closing of the Offer is attached as an exhibit to the Offer to Purchase.

QUESTIONS AND ANSWERS ABOUT THE OFFER

WHO IS OFFERING TO BUY MY SECURITIES IN THE OFFER?

Our name is IEP Utility Holdings LLC, a Delaware limited liability company (the “Offeror”). The Offeror is a wholly-owned subsidiary of Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”). The Offeror is the sole bidder in the Offer. However, due to their relationship to the Offeror, the following persons may be deemed to be Offering Persons in connection with the Offer: Icahn Enterprises Holdings, Icahn Enterprises L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn. The Offeror is affiliated with Carl C. Icahn. Certain other entities affiliated with Mr. Icahn beneficially own an aggregate of approximately 4.8% of the issued and outstanding Shares. The Offeror was formed for the purpose of acquiring all of the issued and outstanding Shares. See the “Introduction” to the Offer to Purchase and Section 8 of the Offer to Purchase — “CERTAIN INFORMATION CONCERNING THE OFFEROR”.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

We are offering to purchase any and all of the issued and outstanding Shares. Each Share is comprised of one share of Common Stock, par value $1.00 per share, of Southwest Gas Holdings, Inc., a Delaware corporation (“Southwest Gas” or the “Company”), together with one associated Right issued pursuant to the Rights Agreement. See the “Introduction” and Section 1 of the Offer to Purchase — “TERMS OF THE OFFER”.

WHAT ARE THE ASSOCIATED RIGHTS?

The associated rights are Rights issued pursuant to the Rights Agreement, dated October 10, 2021, between Southwest Gas and Equiniti Trust Company, as Rights Agent, that are issued and outstanding. The Rights were issued to all of the Company’s stockholders, but currently are not represented by separate certificates. A tender of your Shares will include a tender of both your shares of Common Stock and the associated Rights, unless certificates representing the Rights are issued as provided in the Rights Agreement prior to the completion of the Offering.

WHAT ARE YOUR PURPOSES FOR THE OFFER AND PLANS FOR THE COMPANY AFTER THE OFFER IS COMPLETED?

The purpose of the Offer is for Icahn Enterprises L.P., through the Offeror, to provide immediate liquidity at a premium for those stockholders choosing to tender their Shares, while also providing the opportunity for those stockholders who, like us, believe in the long-term prospects of the Company — under proper management — to realize its potential upside.

If we complete the Offer, the Offeror may acquire a majority of the issued and outstanding Shares depending on the number of Shares that are tendered into the Offer. In connection with the Offer, Icahn Enterprises L.P. and the Offeror have reviewed, and will continue to review, various possible business strategies that they might consider in the event that Icahn Enterprises L.P. acquires control of the Company. If, and to the extent that, Icahn Enterprises L.P. acquires control of the Company, Icahn Enterprises L.P. intends to conduct a detailed review, subject to applicable law, of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist, which may include selling all or any portion of the Shares acquired by the Offeror and its affiliates in the Offer. The Offeror’s strategic plans for the Company include (i) simplifying the organizational structure and optimizing the Company’s regulated utility, (ii) decreasing general and administrative expenses and eliminating inappropriate expenses, (iii) improving credit ratings and strengthening the Company’s balance sheet, (iv) focusing on renewable gas and green hydrogen initiatives, (v) seeking to recover costs associated with the replacement of faulty pipe, including the Driscopipe® 8000, and (vi) seeking best-in-class management for the Company. See Section 11 of the Offer to Purchase — “PURPOSE OF THE OFFER; PLANS FOR THE COMPANY”.

The Offer is conditioned on, among other things, (i) the Rights Agreement has been validly terminated or the Rights have been redeemed and are otherwise inapplicable to the Offer; (ii) the Company’s board of directors has waived the applicability of Article 7(A) of the Company’s Certificate of Incorporation to the purchase of the Shares by the Offeror in the Offer; (iii) the Company has not issued, and has not authorized or proposed the issuance of, any equity securities or equity-linked securities, subject to certain ordinary course exceptions, other than pursuant to a rights offering that treats all stockholders equally; and (iv) the receipt of any required governmental or regulatory approvals which, in each case, have not been appealed and are no longer appealable, and do not impose any Burdensome Conditions (as defined in the Offer to Purchase). See Section 11 of the Offer to Purchase — “PURPOSE OF THE OFFER; PLANS FOR THE COMPANY” and Section 14 of the Offer to Purchase — “CONDITIONS OF THE OFFER”.

HOW MUCH ARE YOU OFFERING TO PAY, AND WHAT IS THE FORM OF PAYMENT?

We are offering to pay $75.00 per Share, without interest, net to you, in cash, but subject to any withholding of taxes, for each Share tendered and accepted for payment in the Offer. See the “Introduction” and Section 11 of the Offer to Purchase — “PURPOSE OF THE OFFER; PLANS FOR THE COMPANY”.

IS THERE AN AGREEMENT GOVERNING THE OFFER?

No, there is no agreement governing the Offer.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

On October 4, 2021, the last full trading day before the first public announcement of a proposal by Southwest Gas to acquire Questar Pipelines from Dominion Energy, Inc., the closing price of Southwest Gas’s Common Stock reported on the New York Stock Exchange (the “NYSE”) was $66.07 per Share. On October 13, 2021, the last full trading day before the Offeror publicly announced its intention to commence the Offer, the closing price of Southwest Gas’s Common Stock reported on the NYSE was $64.92 per Share. On October 26, 2021, the last full trading day before commencement of the Offer, the closing price of Southwest Gas’s Common Stock reported on the NYSE was $69.16 per Share. On [•], 2022, the last full trading day before the filing of this Proxy Statement, the closing price of Southwest Gas’s Common Stock reported on the NYSE was $[•] per Share. We advise you to obtain a recent quotation for Southwest Gas’s Common Stock in deciding whether to tender your Shares. See Section 6 of the Offer to Purchase — “PRICE RANGE OF THE SHARES; DIVIDENDS”.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS IF I TENDER MY SHARES INTO THE OFFER?

If you are the record owner of your Shares and you tender your Shares to the Offeror in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a bank, broker or other nominee, and your bank, broker or other nominee tenders your Shares on your behalf, your bank, broker or other nominee may charge you a fee for doing so. You should consult your bank, broker or other nominee to determine whether any charges will apply. See the “Introduction” to the Offer to Purchase.

WHAT DOES THE BOARD OF DIRECTORS OF SOUTHWEST GAS THINK OF THE OFFER?

According to the Solicitation/Recommendation Statement under Section 14(d)(4) of the Exchange Act (the “Schedule 14D-9”), the Company amazingly indicated that, notwithstanding the Company’s recent sales of Shares at prices as low as $68.00 per Share under the Company’s at-the-market sales program, its board of directors reviewed the Offer and nevertheless determined that our Offer Price is inadequate, undervalues the Company and is not in the best interests of the Company and its stockholders. Based on the Schedule 14D-9, the Company’s board of directors unanimously recommends that the holders of the Shares reject the Offer and not tender any Shares pursuant to the Offer.

The Southwest Gas board of directors has refused to discuss the Offer with us. In light of the unwillingness of the Southwest Gas board of directors to engage with us with respect to a negotiated transaction and its public statements with respect to our prior proposals, we are making the offer directly to Southwest Gas stockholders on the terms and conditions set forth in the Offer to Purchase.

The Offeror strongly disagrees with the Company’s conclusions regarding the Offer, including the Company’s characterization of the terms of the Offer as set forth in the Schedule 14D-9. See Section 11 of the Offer to Purchase — “PURPOSE OF THE OFFER; PLANS FOR THE COMPANY” of the Offer to Purchase for additional information regarding the Offeror’s reasons for the Offer.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

Yes. We and our parent, Icahn Enterprises Holdings, are able to provide 100% of the funds required to pay for the Shares tendered from our cash, cash equivalents and from our ability to realize cash upon the sale of liquid securities. See Section 9 of the Offer to Purchase — “SOURCE AND AMOUNT OF FUNDS”.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

We do not think our financial condition is relevant to your decision whether to tender in the Offer because the form of payment consists solely of cash and we have all of the financial resources necessary to complete the Offer. The Offer is not conditioned upon the Offeror obtaining financing. See Section 9 of the Offer to Purchase — “SOURCE AND AMOUNT OF FUNDS”.

IS THERE ANY MINIMUM TENDER CONDITION TO THE OFFER?

No. There is no condition to the Offer requiring a minimum number of Shares to be tendered in the Offer. We will purchase any and all Shares that are validly tendered in the Offer and not properly withdrawn subject to the satisfaction of the conditions of the Offer. See Section 14 of the Offer to Purchase — “CONDITIONS OF THE OFFER”.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

•

We are not obligated to purchase any Shares unless the Company has validly terminated the Rights Agreement or the Rights have been redeemed and are otherwise inapplicable to the Offer and the Offeror and its affiliates (referred to as the “Poison Pill Condition”). THIS CONDITION IS SOLELY WITHIN THE CONTROL OF THE COMPANY.

•

We are not obligated to purchase any Shares unless the Company’s board of directors has waived the applicability of Article 7(A) of the Company’s Certificate of Incorporation to the purchase of the Shares by the Offeror in the Offer so that the provisions of Article 7(A) would not, at or following consummation of the Offer, prohibit, restrict or apply to any business combination involving the Company and us or any of our affiliates or associates (referred to as the “Article 7(A) Condition”). THIS CONDITION IS SOLELY WITHIN THE CONTROL OF THE COMPANY.

•

We are not obligated to purchase any Shares if the Company has (a) issued, or has authorized or proposed the issuance of, any securities of any class (including, for the avoidance of doubt, any equity or equity-linked securities), or any securities convertible into, or rights, warrants or options to acquire, any such securities or other convertible securities or (b) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Shares (except, in each case, (x) under ordinary course compensation arrangements, (y) pursuant to the exercise of or conversion of currently outstanding stock options or convertible securities or (z) pursuant to a rights offering that treats all stockholders equally and that permits each stockholder of the Company to participate in such transaction on a pro-rata basis in order to prevent dilution) (the “Equity Condition”). THIS CONDITION IS SOLELY WITHIN THE CONTROL OF THE COMPANY.

•

We are not obligated to purchase any Shares unless we have received any required governmental or regulatory approvals, consents, clearances or waivers which, in each case, have not been appealed and are no longer appealable, and do not impose any Burdensome Conditions (as defined in the Offer to Purchase) on the Offer or the Offeror or any of its affiliates, including the expiration or termination of any applicable waiting period (and extensions thereof) under the HSR Act and any necessary approvals from the appropriate regulatory authorities located in each of Arizona, California and Nevada (collectively, the “Regulatory Approval Condition”). THERE ARE CURRENTLY NO OUTSTANDING REQUIRED REGULATORY APPROVALS THAT MUST BE SATISIFIED PRIOR TO CLOSING.

•

We are not obligated to purchase any Shares unless a majority of the members of the Icahn Slate are elected and seated as members of the board of directors of the Company at the Southwest Gas 2022 Annual Meeting or at any subsequently called special meeting for such purpose (the “Board Condition”).

The Offer is also subject to other customary conditions. The Offer is not conditioned upon our obtaining financing, any due diligence review of the Company or any minimum number of Shares being tendered. See Section 14 of the Offer to Purchase — “CONDITIONS OF THE OFFER”.

The conditions of the Offer must be satisfied on or prior to the Expiration Date.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

If the conditions of the Offer as set forth in Section 14 of the Offer to Purchase — “CONDITIONS OF THE OFFER” are satisfied or waived and we complete the Offer, the number of stockholders and the number of Shares that are held by the public will be reduced and such number of stockholders and such number of Shares may be so small that there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, it is possible that Southwest Gas may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies on account of its equity interests.

If we complete the Offer, the Offeror may acquire a majority of the issued and outstanding Shares depending on the number of Shares that are tendered into the Offer. In connection with the Offer, Icahn Enterprises L.P. and the Offeror have reviewed, and will continue to review, various possible business strategies that they might consider in the event that Icahn Enterprises L.P. acquires control of the Company. If, and to the extent that, Icahn Enterprises L.P. acquires control of the Company, Icahn Enterprises L.P. intends to conduct a detailed review, subject to applicable law, of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist, which may include selling all or any portion of the Shares acquired by the Offeror and its affiliates in the Offer. The Offeror’s strategic plans for the Company include (i) simplifying the organizational structure and optimizing the Company’s regulated utility, (ii) decreasing general and administrative expenses and eliminating inappropriate expenses, (iii) improving credit ratings and strengthening the Company’s balance sheet, (iv) focusing on renewable gas and green hydrogen initiatives, (v) seeking to recover costs associated with the replacement of faulty pipe, including the Driscopipe® 8000, and (vi) seeking best-in-class management for the Company.

In addition, if we complete the Offer and the Offeror acquires a majority of the issued and outstanding Shares, the Offeror and its affiliates will have control over the Company, which, among other things, would allow the Offeror and its affiliates to control the election of directors.

See the “Introduction” and Section 12 of the Offer to Purchase — “CERTAIN EFFECTS OF THE OFFER”.

IF I TENDER MY SHARES, WHEN AND HOW WILL I GET PAID?

If the conditions of the Offer as set forth in Section 14 of the Offer to Purchase — “CONDITIONS OF THE OFFER” are satisfied or waived and we complete the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $75.00 in cash, without interest, less any applicable withholding taxes promptly following expiration of the Offer. See Section 1 of the Offer to Purchase — “TERMS OF THE OFFER” and Section 4 of the Offer to Purchase — “ACCEPTANCE FOR PAYMENT AND PAYMENT OF SHARES”.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

Unless we extend the Expiration Date of the Offer, you will have until 12:00 midnight, New York City time, on Wednesday, March 23, 2022, unless the Offer is extended or earlier terminated in the event that a condition to the Offer is incapable of being satisfied, to tender your Shares in the Offer. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use a guaranteed delivery procedure, which is described later in the Offer to Purchase. See Section 1 of the Offer to Purchase — “TERMS OF THE OFFER” and Section 2 of the Offer to Purchase — “PROCEDURE FOR ACCEPTING THE OFFER AND TENDERING SHARES”.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

We can extend the Offer from time to time and for any reason. We may extend the offer in the following circumstances:

•	If any of the conditions of the Offer have not been satisfied or waived, we can extend the Offer until such time as they are satisfied or waived; or

•

We may elect to extend the Expiration Date for any period required by applicable federal securities laws and the rules and regulations of the SEC thereunder (the “Securities Laws”) and the rules and regulations of the NYSE applicable to the Offer (it being understood that if we increase the Offer Price, we will be required to extend the Expiration Date for the minimum period required under the Securities Laws).

See Section 1 of the Offer to Purchase — “TERMS OF THE OFFER”.

WHEN WOULD THE OFFEROR DECIDE NOT TO EXTEND THE OFFER?

The Offeror does not expect to extend the Offer if one of the conditions of the Offer becomes incapable of being satisfied.

DOES THE COMPANY CONTROL ANY OF THE CONDITIONS OF THE OFFER?

Yes. The Company has the ability to satisfy certain conditions of the Offer, including the Poison Pill Condition and the Article 7(A) Condition. In addition, the Company controls whether or not the Equity Condition is satisfied. If the Company choses to issue any equity securities or equity-linked securities and does not allow the Company’s stockholders to participate pro rata in such issuance, then the Company will cause the Equity Condition to not be capable of being satisfied and thereby depriving the Company’s stockholders with the ability to participate in the Offer. See Section 11 of the Offer to Purchase — “PURPOSE OF THE OFFER; PLANS FOR THE COMPANY”.

WILL YOU PROVIDE A SUBSEQUENT OFFERING PERIOD?

We may elect to provide a “subsequent offering period” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased Shares tendered during the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the Offer Price. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See Section 1 of the Offer to Purchase — “TERMS OF THE OFFER”.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED OR IF A SUBSEQUENT OFFERING PERIOD IS PROVIDED?

If we extend the Offer or provide a subsequent offering period, we will inform Continental Stock Transfer & Trust Company (which is the Depositary for the Offer) of that fact and will make a public announcement, not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1 of the Offer to Purchase — “TERMS OF THE OFFER”.

ARE THERE ANY CONSEQUENCES OF THE OFFER ON ANY MATERIAL CONTRACTS OF THE COMPANY OF WHICH I SHOULD BE AWARE?

Certain of the material contracts that the Company has filed with the SEC as exhibits to its Form 10-K for the year ended December 31, 2021, contain provisions that may be triggered upon a “change of control” of the Company as such term is defined in the applicable underlying material contract. The determination as to whether these provisions are triggered will depend on the number of Shares that are tendered in the Offer and whether the Offeror (or any of its affiliates) hold any directorships on the Company’s board of directors. While the closing of the Offer may trigger these provisions, the Offer is not conditioned upon obtaining any approvals, consents or waivers with respect to these material contracts. See Section 11 — “PURPOSE OF THE OFFER; PLANS FOR THE COMPANY” and Section 12 — “CERTAIN EFFECTS OF THE OFFER”.

WHAT ARE THE TRUSTS AND WHEN WILL THEY BE FORMED?

Upon the closing of the Offer, if Shares are tendered that would result in the Offeror and its affiliates holding more than 24.9% of the Shares, then all Shares in excess of 24.9% will be transferred to one or more statutory trusts under Delaware law (each, a “Trust” and collectively, the “Trusts”) with each Trust being independent of the other trusts and not owning more than 24.9% of all the Shares. In connection with the closing of the Offer, the Offeror will enter into one or more trust agreements (each, a “Trust Agreement” and collectively, the “Trust Agreements”) with independent third-party trustees relating to such Trusts.

Each Trust will be the record owner of the Shares transferred to such Trust and will be subject to instructions in the Trust Agreement governing the Trust. The Trust Agreements will require that the trustee for each Trust vote the Shares held in such Trust in the independent trustee’s sole and absolute discretion without consultation with the Offeror and its affiliates. The Trusts and the Trust Agreements remove the requirement for the Offeror to obtain regulatory approvals (to the extent that such approvals are necessary) prior to the closing of the Offer and are intended to be in place for a limited period of time. The process for obtaining any required regulatory approvals would occur after the closing of the Offer. Except for a transfer to the Offeror or one of its affiliates upon receipt of all required regulatory approvals, the Trust Agreements will prohibit the sale, transfer or other disposition of the Shares owned by the Trust until the earlier of: (i) any required regulatory approval is denied or any applicable regulatory authority has indicated that such approval will be denied; (ii) any required regulatory approval is subject to the imposition of conditions that the Offeror (or its affiliate), by written notice to the trustees, has deemed to be unacceptable or any applicable regulatory authority has indicated that such approval will be subject to the imposition of conditions that the Offeror (or its affiliate), by written notice to the trustees, has deemed to be unacceptable, and (iii) two years from the date on which the Shares are placed in the Trusts.

IS IT POSSIBLE THAT NO TRUSTS WILL BE FORMED?

Yes. If 20% or fewer Shares are tendered into the Offer, then the Offeror would accept such Shares and would not place any Shares into the Trusts as the Offeror would own an aggregate of 24.9% of the Shares when adding the 20% of the Shares acquired in the Offer with the 4.9% of the Shares that the Offeror’s affiliates currently own.

WHY ARE THE TRUSTS BEING FORMED?

The Trusts and the Trust Agreements, which will limit the number of Shares that the Offeror and its affiliates are entitled to vote to a maximum of 24.9% of the Shares, allows the Offeror to close the Offer and accept all Shares that are validly tendered and not withdrawn in the Offer, without first obtaining regulatory approvals that may have otherwise been required if the Offeror would have obtained voting power or control in excess of 24.9% of the Shares as a result of the closing of the Offer. The Trust would be formed, if necessary, to hold any Shares that are tendered into the Offer such that the Offeror and its affiliates will not hold more than 24.9% of the Shares (including any Shares currently held by the Offeror’s affiliates). If more than 20% of the Shares are tendered into the Offer, then (i) the Offeror would hold up to 24.9% of the Shares (including the 4.9% of the Shares that are currently held by the Offeror’s affiliates) and (ii) contribute any Shares in excess of 24.9% of the Shares into one or more Trusts to be held pursuant to the Trust Agreements.

WHO WILL BE THE BENEFICIARY OF THE TRUSTS?

The Offeror and its affiliates will not own, vote or control more than 24.9% of the Shares. In event that that more than 20% of Shares are tendered into the Offer such that the Offeror and its affiliates would own more than 24.9% of the Shares upon the closing of the Offer, all Shares in excess of 24.9% will be placed in one or more Trusts. The Shares held in such Trusts will ultimately be held for the benefit of the Offeror. Other than customary fees paid for serving in its capacity as trustee, the trustees will not derive any benefit from the ownership of the Shares held in such Trusts. While the Offeror will be a beneficiary of such Trusts, the record ownership of the Shares will be held by the Trusts and voting of the Shares in such Trusts will be in accordance with the Trust Agreements.

HOW LONG WILL THE TRUSTS HOLD THE SHARES?

The Trusts are intended to hold any Shares in excess of 24.9% from the closing of the Offer until such time as the earlier of (i) any required regulatory approval is denied or any applicable regulatory authority has indicated that such approval will be denied; (ii) any required regulatory approval is subject to the imposition of conditions that the Offeror (or its affiliate), by written notice to the trustees, has deemed to be unacceptable or any applicable regulatory authority has indicated that such approval will be subject to the imposition of conditions that the Offeror (or its affiliate), by written notice to the trustees, has deemed to be unacceptable, and (iii) two years from the date on which the Shares are placed in the Trusts. The process for obtaining any required regulatory approvals would occur after the closing of the Offer.

ARE ANY REGULATORY APPROVALS REQUIRED TO BE OBTAINED PRIOR TO THE CLOSING OF THE OFFER THAT HAVE NOT BEEN OBTAINED?

No. There are currently no outstanding required regulatory approvals that must be satisfied prior to the closing of the Offer. The waiting period under the HSR Act expired with respect to the Offer on November 1, 2021. In addition, the Trusts and the Trust Agreements, which will limit the number of Shares that the Offeror and its affiliates are entitled to vote to a maximum of 24.9% of the Shares, allows the Offeror to close the Offer and accept all Shares that are validly tendered and not withdrawn in the Offer, without first obtaining regulatory approvals that may have otherwise been required if the closing of the Offer would have resulted in the Offeror obtaining voting power or control in excess of 24.9% of the Shares.

WHAT ARE THE REGULATORY APPROVALS THAT THE OFFEROR REFERS TO IN THE OFFER?

When we refer to “regulatory approvals,” we are referring to the expiration or termination of any applicable waiting period (and extensions thereof) under the HSR Act and any necessary approvals from the appropriate regulatory authorities located in each of Arizona, California and Nevada. The waiting period under the HSR Act expired with respect to the Offer on November 1, 2021. As a result of the Trusts and the Trust Agreements, the Offeror (and its affiliates) will not control more than 24.9% of the voting power of the Company no matter how many Shares are tendered into the Offer such that regulatory approval thresholds in Arizona, California and Nevada will not be triggered at the closing of the Offer. Accordingly, there are currently no outstanding required regulatory approvals that must be satisfied prior to the closing of the Offer.

WILL ANY REGULATORY APPROVALS BE REQUIRED TO BE OBTAINED FOLLOWING THE CLOSING OF THE OFFER?

Any future need to obtain regulatory approvals in Arizona, California and Nevada would be unrelated to the closing of the Offer and will ultimately depend on whether a change of control may occur. The factors vary from state to state but will depend on (i) the number of Shares that are tendered into the Offer and (ii) whether the Offeror (or its affiliates) wish to exercise any voting rights, direction or control over the Shares that are held in Trust.

WHY IS THE OFFER CONDITIONED ON OBTAINING REGULATORY APPROVALS IF NO ADDITIONAL REGULATORY APPROVALS ARE REQUIRED?

There are currently no outstanding required regulatory approvals that must be satisfied prior to the closing of the Offer. The Offer is conditioned on the expiration or termination of any applicable waiting period (and extensions thereof) under the HSR Act and any necessary approvals from the appropriate regulatory authorities located in each of Arizona, California and Nevada (collectively, the “Regulatory Approval Condition”). The waiting period under the HSR Act expired with respect to the Offer on November 1, 2021. As a result of the Trusts and the Trust Agreements, the Offeror (and its affiliates) will not control more than 24.9% of the voting power of the Company no matter how many Shares are tendered into the Offer such that regulatory approval thresholds in Arizona, California and Nevada will not be triggered at the closing of the Offer

While there are currently no outstanding required regulatory approvals that must be satisfied prior to the closing of the Offer as the Offeror will be limiting its ownership and control of the Shares to 24.9% of the issued and outstanding Shares, it is possible that a federal, state or local law could be enacted, or an existing law could be amended, that applies to the Offer and the receipt of which would be required to be obtained prior to the closing of the Offer. We are not aware of any such federal, state or local laws, but we have continued to include the Regulatory Approval Condition to the Offer to address the possibility that new regulatory laws could be enacted, or existing laws could be amended, prior to the closing of the Offer that would apply to the Offer.

ARE THERE ANY REGULATORY APPROVALS REQUIRED TO SEAT THE ICAHN NOMINEES IF SUCH NOMINEES ARE ELECTED?

No. The Offeror is not aware of any regulatory approvals that would be required to seat the Icahn Nominees or for the Icahn Nominees to constitute a majority of the Board. However, there is no specific precedent that addresses this particular issue in Arizona, California or Nevada. It is possible that a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency could be issued and shall remain in effect at the time of the Annual Meeting, which would prevent the Icahn Nominees if elected from being seated at the Annual Meeting. In order to address this limited situation, the Participants in the proxy solicitation have included the Special Meeting Proposal, which asks that the stockholders approve the proposal to call a special meeting of the Company’s stockholders where the Board shall permit the nomination of the Icahn Nominees no later than 45 days following the receipt of all required governmental or regulatory approvals, consents, clearances or waivers which, in each case, have not been appealed and are no longer appealable, only if it is determined that such regulatory approvals are required to be obtained despite structuring the closing of the Icahn tender offer to avoid the need for any such approvals, in order for the Icahn Nominees to serve on the Board.

IF THE OFFER IS COMPLETED, WILL SOUTHWEST GAS CONTINUE AS A PUBLICLY LISTED COMPANY?

If the conditions of the Offer as set forth in Section 14 of the Offer to Purchase — “CONDITIONS OF THE OFFER” are satisfied or waived and we complete the Offer, the number of stockholders and the number of Shares that are held by the public will be reduced and such number of stockholders and such number of Shares, depending on the number of Shares tendered in the Offer, may be so small that there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, it is possible that Southwest may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies on account of its equity interests. See Section 11 of the Offer to Purchase — “PURPOSE OF THE OFFER; PLANS FOR THE COMPANY” and Section 12 of the Offer to Purchase — “CERTAIN EFFECTS OF THE OFFER”.

ARE APPRAISAL RIGHTS AVAILABLE IN THE OFFER?

Appraisal rights are not available in the Offer. See Section 15 of the Offer to Purchase — “CERTAIN LEGAL MATTERS; REGULATORY APPROVALS; APPRAISAL RIGHTS”.

HOW DO I TENDER MY SHARES?

To tender your Shares, you must deliver the certificates representing your shares of Common Stock and, if certificates have been issued in respect of Rights prior to the Expiration Date, certificates representing the associated Rights, together with a completed Letter of Transmittal, to Continental Stock Transfer & Trust Company, the Depositary for the Offer, before the time the Offer expires. If your Shares are held in “street name” through a bank, broker or other nominee, the Shares can be tendered by your bank, broker or other nominee through The Depository Trust Company (“DTC”). If you cannot get any document or instrument that is required to be delivered to the Depositary by the Expiration Date, you may get additional time to do so by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the Depositary within two NYSE trading days after the date of execution of the notice of guaranteed delivery. For the tender to be valid, however, the Depositary must receive the missing items within that two-trading day period.

Although the Letter of Transmittal and Notice of Guaranteed Delivery previously circulated refer only to the Offer to Purchase, dated October 27, 2021, stockholders using such Letters of Transmittal and Notice of Guaranteed Delivery to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer subject to the terms and conditions set forth in the Offer to Purchase, dated October 27, 2021, as supplemented by this Supplement to the Offer to Purchase, dated December 7, 2021. See Section 2 of the Offer to Purchase — “PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES”.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. If all conditions of the Offer have been satisfied on the Expiration Date, the Offeror will deposit with the Depositary the proceeds required to complete the Offer and will promptly accept for payment and pay for all properly tendered Shares that have not been withdrawn. See Section 1 of the Offer to Purchase — “TERMS OF THE OFFER” and Section 3 — “WITHDRAWAL RIGHTS”.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. See Section 3 of the Offer to Purchase — “WITHDRAWAL RIGHTS”.

WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER?

If you are a U.S. holder, the receipt of the Offer Price pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws. Stockholders are urged to consult with their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer. For a more detailed explanation of the U.S. federal income tax considerations relevant to the Offer, see Section 5 of the Offer to Purchase — “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS”.

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

You can call Harkins Kovler, LLC at the following numbers: Banks and Brokerage Firms Call Collect at +1 (212) 468-5380 and all others call Toll Free at +1 (800) 326-5997. Harkins Kovler, LLC is acting as the Information Agent for the Offer.

WHERE TO FIND MORE INFORMATION REGARDING THE OFFER

IEP Utility Holdings filed a Tender Offer Statement and related exhibits with the SEC on October 27, 2021. The Company filed a Solicitation/Recommendation Statement with respect to the tender offer with the SEC on November 9, 2021. Stockholders of the Company are strongly advised to read the Tender Offer Statement (including the related exhibits) and the Solicitation/Recommendation Statement, as they may be amended from time to time, because they contain important information that stockholders should consider before making any decision regarding tendering their Shares. The Tender Offer Statement (including the related exhibits) and the Solicitation/recommendation Statement are available at no charge on the SEC’s website at www.sec.gov. The Tender Offer Statement and other documents that are filed by IEP Utility Holdings LLC with the SEC will be made available to all stockholders of the Company free of charge upon request to the information agent for the tender offer. The information agent for the tender offer is Harkins Kovler, LLC, 3 Columbus Circle, 15th Floor, New York, NY 10019, toll-free telephone: +1 (800) 326-5997, email: swx@harkinskovler.com.